                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                          Commission File Number 001-32330

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 11-K      [ ] Form 20-F
              [ ] Form 10-Q      [  ] Form N-SAR

For Period Ended: December 31, 2004

[  ]          Transition Report on Form 10-K
[  ]          Transition Report on Form 20-F
[  ]          Transition Report on Form 11-K
[  ]          Transition Report on Form 10-Q
[  ]          Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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PART I -- REGISTRANT INFORMATION
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Full name of registrant: NorthStar Realty Finance Corp.
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Former name if applicable:
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Address of principal executive office
  (Street and number):                 527 Madison Avenue, 16th Floor

City, State and Zip Code:              New York, NY 10022
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
         10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c) The accountant's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Annual Report on Form 10-K for the year ending December 31, 2004
(the "2004 Form 10-K") of NorthStar Realty Finance Corp. (the "Company") could not be filed within the prescribed time period because the review of the financial statements for the year ending December 31, 2004 to be included in the
2004 Form 10-K had not yet been completed. The Company will file its 2004 Form
10-K on April 1, 2005.

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PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

          Mark E. Chertok                                (212) 319-2618
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              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [x]  Yes     [ ]  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [x]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On October 29, 2004, the Company received an initial portfolio of real estate-related investments (the "Initial Investments") pursuant to certain contribution agreements with subsidiaries of NorthStar Capital Investment Corp.
("NCIC") and commenced operations. The financial statements to be included in the 2004 Form 10-K are for the Company as of December 31, 2004 and for the
period from October 29, 2004 to December 31, 2004 and for NorthStar Realty
Finance Corp. Predecessor (the "Predecessor"), a combination of NCIC's controlling and non-controlling interests in entities representing the Initial
Investments, as of and for the years ending December 31, 2002 and 2003 and for the period from January 1, 2004 to October 28, 2004.

         The Predecessor had net income of approximately $1,737,000 for the year ending December 31, 2003. The Company will report that the Predecessor had net income of $1,194,000 for the period from January 1, 2004 to October 28, 2004.
The Company will report that it had a net loss of appproximately $2,439,000 for the period from October 29, 2004 to December 31, 2004.

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NorthStar Realty Finance Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005                 By: /s/ Mark E. Chertok
                                         ---------------------------
                                         Name:  Mark E. Chertok
                                         Title: Chief Financial Officer

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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